Exhibit 99.1

Disposal of Treasury Stocks as Employee Award

On April 17, 2018, the Executive Management Committee of POSCO has resolved the plan on the disposal of the treasury stocks as follows:

☐	Purpose: Continuous Services Award etc.
☐	Category and Number of Shares to be Disposed: Common Shares – 1,198 Shares
☐	Disposal Method: Over-The-Counter Trading
☐	Disposal Period: April 18, 2018 ~ April 27, 2018 (8 Business Days)
☐	Security Brokerage Firm: None

ø	The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved by the Board of Directors’ Meeting on February 7, 2013 where the approval of the disposal of the treasury stocks was delegated to the Executive Management Committee.